SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and Business address of person filing statement.

   John D. Carney
   750 West Center Street, P. o. Box 543
   West Bridgewater, Massachusetts 02379

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
   paragraph (b) of Rule U-71.      None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   Blackstone Valley Electric Company     Eastern Utilities Associates
   Eastern Edison Company                 Montaup Electric Company
   EUA Service Corporation                EUA Ocean State Corporation
   EUA Cogenex Corporation                EUA Energy Investment Corporation
   Newport Electric Corporation           EUA Bioten, Inc.
   EUA TransCapacity, Inc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

   Director and Executive Vice President of Montuap Electric Company, EUA
     Cogenex Corporation, EUA Energy Investment Corporation, EUA Bioten, Inc. and EUA Service Corporation
   Executive Vice President of EUA Ocean State Corporation, EUA TransCapacity,
     Inc. and Eastern Utilities Associates
   Director and President of Blackstone Valley Electric Company, Newport
     Electric Company and Eastern Edison Company.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
   (Use column (a) as supplementary statement only).

-----------------------------------------------------------------------------
                   !Salary or other compensations!Person or company from whom
                   !                             !received or to be received
Name of recipient  ! Received   ! to be received !
                   !    (a)     !      (b)       !
-------   ---------!--   -------!----   ---------!-----   ------------------
                   !            !                !
John D. Carney     !$213,337.66 ! $452,617.18    !EUA Service Corporation
----------------------------------------------------------------------------

(b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
   Item 4, above, and the source or sources of reimbursement for same.

   (a)  Total amount of routine expenses charged to client:  $   None
   (b)  Itemized list of all other expenses:

Date     January 24, 1997                  (Signed) /s/John D. Carney


U12JDC